Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Potlatch Corporation

Commission File No. 001-05313

The following is a portion of an internal communication sent to Potlatch Corporation employees on January 26, 2006 relating to the conversion of Potlatch Corporation to a real estate investment trust, or REIT, and the proposed merger involving Potlatch Corporation and its wholly-owned subsidiary.

TIPSheet No. 90, January 26, 2006	Potlatch People Make It Better!

ALTHOUGH POTLATCH BEGAN OPERATING AS A REAL ESTATE INVESTMENT TRUST (REIT) on January 1, 2006, changes to the company’s structure to facilitate REIT operations will take place over the next few weeks.…These changes won’t alter our day-to-day operations…nevertheless, we should be aware of them.

KEY DATE —February 3rd, – A very busy day!

At 10 a.m., stockholders will vote on a proposed merger of Potlatch Corporation with and into a previously-created Potlatch-owned subsidiary company known as Potlatch Operating Company. All stockholders, including Potlatch employees who own shares, should now have received a packet in the mail containing two items:

•	A proxy statement covering the merger.

•	A voting card. If you own stock both directly (i.e. outside of 401(k)) and through your 401(k), you will receive two packets. You must respond to both if you want all of your stock to be voted.

As the last TIPSheet (No. 89, January 3) noted, if approved by the stockholders, this merger will establish new charter provisions to facilitate compliance with the REIT rules. The new charter provisions include:

•	An increase in the number of authorized Potlatch shares from 40 million to 100 million. The increase assures sufficient shares are available to cover the special earnings and profit (E&P) distribution, which the company estimates will be between $440 and $480 million (at least 80 percent of this distribution will be paid in shares of Potlatch stock). The additional shares will also be available for issuance to cover any future stock splits, future acquisitions funded using shares and equity offerings to raise capital for any future acquisitions or other corporate purposes.

•	Restrictions on share ownership and transfer. These restrictions will generally limit a stockholder’s ownership of our common stock to 9.8% of our total outstanding shares.

Later in the day, after the merger is completed, Potlatch’s Board of Directors will meet and is expected take the following actions:

•	The Board is expected to declare our first regular quarterly distribution as a REIT. The expected per-share distribution for the first quarter of 2006 is $0.65.

•	The Board is also expected to declare the one-time E&P distribution. (See page 2 for more information on the E&P distribution.)

At the close of the day, after the merger, Potlatch’s organizational structure is expected to consist of:

•	Potlatch Corporation, the parent company (no employees)

•	Potlatch Forest Holdings, Inc., a wholly owned subsidiary (forestlands; about 100 employees).

•	Potlatch Forest Products Corporation, a wholly owned subsidiary (manufacturing and log/land activities; about 4,000 employees).

TIPSheet No. 90, January 26 2006	Page 2

NOTE: New business cards, letterhead and transactional documents (purchase orders and check requests, for example) are being prepared for the two subsidiaries and should be available on or shortly after February 3. In the meantime, business can be conducted with existing materials, but with a notation as to which subsidiary is represented.

Pay, benefits and expenses of employees of both subsidiary companies will be accounted for separately, but all employees will be paid with Potlatch checks.

February 3 news release and TIPSheet – To communicate these actions by the stockholders and the Board, a news release will be issued late on February 3. At about the same time, a TIPSheet will be issued that summarizes the day’s events.

February 6 news release – Fourth quarter 2005 financial results will be issued at 5:30 a.m., Pacific Time, followed by a conference call at 7:00 a.m., Pacific Time. (Information on accessing the conference call can be found on the internal and external websites at http://inside.potlatchcorp.com/ or www.potlatchcorp.com

Key Information regarding the E&P distribution record and pay dates, to be announced on February 3…Potlatch employees who own Potlatch stock in accounts outside of their 401(k) plan should be aware that the February 3 announcement of the E&P distribution date starts another process that will affect the proportion of cash and stock they will receive in the E&P distribution.

Stockholders who own Potlatch shares outside their 401(k) accounts will be able to elect to receive their E&P distribution in cash, shares or a combination of cash and shares …they will receive election forms in February and must return them before the date designated on the election form. Although these stockholders can elect to receive their entire distributions in cash, the total aggregated cash distribution will be capped at 20 percent of the total distribution amount. If the aggregated cash election exceeds 20 percent, stockholders’ cash distributions will be limited accordingly.

Additional details regarding the E&P distribution will be provided in the February 3 TIPSheet.

As distributions on Potlatch stock held in Potlatch 401(k) accounts are automatically invested in Potlatch stock, Potlatch employees who own shares in their 401(k) accounts will receive their entire distribution in stock, which will be added to their 401(k) accounts. Accordingly, the election option will not apply for stock held in 401(k) accounts.

DEFINED BENEFIT RETIREMENT FUNDS AND THE REIT…Will conversion to a REIT change the assets that support our defined benefits retirement programs? The simple answer is NO. Our retirement benefits are paid by the pension funds contributed by Potlatch, which are held in trust separate from Potlatch assets. For more information on how Potlatch retirement benefits are funded, go to potlatchcorp@milliman.com and consult TIPSheets #50, #70 and #72 in the TIPSheet archives (at http://inside.potlatchcorp.com/corp/bb/tips/archives.asp)

TIPSheet No. 90, January 26 2006	Page 3

Note: the following statements are necessary due to the information in this issue of the TIPSheet.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Except for the historical and factual information contained in this document, the matters set forth in this document, including statements as to changes to our company’s structure, the anticipated amount of our E&P distribution and of our first quarterly distribution in 2006, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” “will,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that we fail to remain qualified as a REIT, uncertainties regarding the amount of the E&P distribution and the first quarterly distribution, that the distribution rate may fluctuate based on changes in our operating results and financial condition, cyclical conditions in our business and particularly our manufacturing operations, general economic conditions, competition, currency exchange rates, changes in significant expenses such as energy costs, unforeseen environmental or other liabilities and other risk factors relating to the REIT conversion, the proposed merger and our business as detailed from time to time in our reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Information contained in this document is not a substitute for the proxy statement/prospectus that is part of the registration statement on Form S-4 of Potlatch Holdings, Inc., which has been filed with the Securities and Exchange Commission (the “SEC”) in connection with Potlatch Corporation’s (the “Company”) proposed merger. On December 30, 2005, the Company restructured its operations in connection with the REIT conversion and, as part of this restructuring, it plans to effect a merger involving a wholly owned subsidiary of the Company called Potlatch Holdings, Inc. The proxy statement/prospectus is a proxy statement of the Company and is a prospectus of Potlatch Holdings, Inc. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON JANUARY 6, 2006, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY, POTLATCH HOLDINGS, INC., THE REIT CONVERSION AND THE PROPOSED MERGER. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Potlatch Holdings, Inc. filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500, or by email at investorinfo@potlatchcorp.com, or through the Company’s website (www.potlatchcorp.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

TIPSheet No. 90, January 26 2006	Page 4

Participants in Solicitation

The Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders.

Stockholders and investors should carefully read the final proxy statement/prospectus when it is filed with the SEC before making any voting or investment decisions.